Exhibit 99.48

Quest Uranium Corporation
QUEST B-ZONE DRILLING RETURNS 1.22% OVER 55.0 M AND
1.27% OVER 20.1 M TOTAL RARE EARTHS, CONTINUES TO
EXPAND RESOURCE, STRANGE LAKE PROJECT, QUÉBEC
Highlights:
-	B-Zone drilling continues to expand the resource potential of the property and confirms the intimate association of the best mineralization with anomalous airborne geophysics

-	Multiple, high-grade intersections of between 1.05% and 2.52% REE+Y over widths of 6.0 and 66.0 m characterize all holes drilled into the zone, within a larger, 92.0-135.2 m-thick, mineralized envelope grading between 0.9%-1.03% REE+Y

-	These new drillholes confirm the resource expansion potential of the B-Zone in all directions, particularly at depth and down-plunge to the northeast
Toronto, November 12, 2009 — Quest Uranium Corporation (TSX-V : QUC) is pleased to report that additional assay results from diamond drilling of their B-Zone rare earth element (REE) deposit (see Press Release : September 23 and October 15, 2009, Figure 1) continues to expand the significant resource potential of the zone. Quest’s new drilling has now returned strong REE drill assay grades over a minimum strike of 1.1 km. The widths of the mineralized envelope have increased to at least 500 m and the mineralized envelope is at least 135.2 m in vertical thickness (up from 123.0 m). Lab results for holes BZ-09-009 to 014 returned multiple, high rare earth elements+yttrium (REE+Y) grade intersections of between 1.05% and 2.52% over vertical thicknesses of 6.0 m to 66.0 m. Heavy REE (HREE) represents between 35.3% and 65.1% of the Total REE oxide (TREO) content intersected in the new drilling. Strong values of zirconium (Zr), niobium (Nb), hafnium (Hf) and beryllium (Be) continue to characterize the REE intercepts and have the potential to contribute important resource value to the mineralized zone. Mineralization continues to be open to resource expansion at depth and along strike towards the northeast. As reported for previous drill holes, the 6 drillholes reported today all were stopped in mineralization.
“New B-Zone drilling results continue to support management’s view that Quest is drilling off a very large rare earth resource potentially amenable to open-pit mining,” said Peter Cashin, Quest’s President & CEO. “The intimate association of the B-zone mineralization with a strong 2.2 km-long airborne radiometric anomaly is an excellent indicator of the significant surface expression of the zone. We feel that there are strong indications for at least a doubling of the mineralization found to date. In addition, drill results continue to confirm an important northeast-plunge to the highest grades and thickest sections returned thus far and remains completely open in that direction.”

B-Zone Definition Drill Program
Drill results have confirmed strong REE mineralization over 1.1 km of strike, over widths of at least 500 m and over vertical thicknesses of up to 135.2 m (see Figure 2). Hole spacing of between 100 m and 200 m was used in the definition drill program. Drilling has confirmed the mineralization to be relatively flat-dipping and is exposed at the outcrop surface (see Figure 3). Holes herein reported continue to intersect strongly mineralized pegmatites and intensely altered and mineralized granite. The surface footprint of the B-Zone mineralization is expressed as a two km-long, northeast-trending airborne radiometric anomaly northwest of the Strange Lake Main Deposit (historical resource estimate, pre-National Instrument 43-101; Venkatswaran, 1983 — 52 million tonnes @ 3.25% ZrO2, 0.56% Nb2O5, 0.66% Y2O3, 0.12% BeO and 1.30% TREO). The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further under the lake. Historical IOC drilling indicates that mineralization continues further towards the northeast, past the limits of Quest drilling.
The best results returned from six additional vertical drillholes, totaling 747.2 m, are:

Borehole #	From (m)	To (m)	Length (m)	TREO + Y (%)	HREE (%)

BZ-09-009	3.0	51.0	48.0	1.05	46.2
including	3.0	10.45	7.45	1.15	47.1
and including	17.68	22.0	4.32	1.45	45.1
and including	40.85	51.0	10.15	1.31	51.9
	65.0	69.0	4.0	1.97	55.2
	82.0	89.0	7.0	1.30	38.7
	113.0	118.0	5.0	1.50	42.5

BZ-09-010	62.9	83.0	20.1	1.27	45.5
including	62.9	76.0	13.1	1.39	46.9

BZ-09-011	2.0	68.0	66.0	1.16	40.8
including	2.0	57.0	55.0	1.22	42.6
and including	2.0	39.0	37.0	1.36	46.2
and including	4.0	10.0	6.0	2.52	65.1
and including	31.0	39.0	8.0	1.78	45.0

BZ-09-012	65.9	102.5	36.6	1.21	41.1
including	65.9	77.0	11.1	1.68	47.5
and including	93.59	102.5	8.91	1.29	49.2

BZ-09-013	13.49	19.0	3.51	1.10	39.4
	37.0	45.0	8.0	1.47	48.3
	99.0	102.0	3.0	1.61	47.1
	125.0	132.0	7.0	1.41	47.1
including	125.0	127.65	2.65	1.79	49.5
and including	129.64	132.0	2.36	1.66	47.2

BZ-09-014	47.95	48.24	1.05	1.32	49.0
	51.83	55.43	3.6	1.02	38.1
	105.0	111.0	6.0	1.02	30.8
including	105.0	105.83	0.83	1.92	25.9

Where: Be=beryllium, Zr=zirconium, Y=yttrium, Nb=niobium, La=lanthanum, Ce=cerium, Nd=neodymium, Sm=samarium, Pr=praseodymium, Eu=europium, Gd=gadolinium, Tb=terbium, Dy=dysprosium, Lu=lutetium, Tm=thulium, LREE=light rare earth elements, HREE=heavy rare earth elements, TREE= Total Rare Earth metals, TREO= Total Rare Earth Oxides.
The better grades of mineralization appear to be related to the pegmatitic phases of the host granite (see Figure 4). The highly-altered granite hosting the pegmatites continues to carry elevated grades of REE over the entire length of the drilling. Strong bulk-grade intersections were returned from drillholes BZ-09-011 (1.05% REE+Y over 110.0 m) and BZ-09-013 (0.91% REE+Y over 135.2 m). In addition to REE, the mineralized zone has elevated concentrations of zirconium, niobium, beryllium, and hafnium which could add to the resource value of mineralization on the property. As an example, the section on Hole BZ-09-011 from 2.0 m to 39.0 m down the hole (37.0 m core length) grades 0.30% niobium oxide (Nb2O5).
Preliminary mineralogical work on the B-Zone mineralization by Hazen Research, Inc. of Golden, Colorado has commenced. The B-Zone rocks are characterized as highly hematite and specularite-altered and fluorite-mineralized Strange Lake alkali granite. The principal rare earth minerals observed in the core are Zircon (Zr, Hf, silicate), Gittinsite (Zr, HREE silicate), Kainosite (Y, LREE, silicate), Pyrochlore (Nb, Ta, hydroxide), Gadolinite (Y, HREE silicate) and Allanite (LREE silicate). The B-Zone appears to be mineralogically similar to the Main IOC deposit to the southwest and may exhibit similar metallurgical characteristics to the IOC REE zone. The remainder of the bulk sample collected from the zone will be used for pilot metallurgical testing during the winter period.
43-101 Preliminary Resource Estimate
An inferred resource estimate for the B- and Main zones will be calculated once all of Quest’s diamond drilling and core analysis work is completed and all exploration data from the 2009 program is compiled. The data will be handed over to Wardrop Engineering Inc., of Toronto, Ontario, in December for commencement of the work. It is anticipated that this resource estimate will be completed sometimes in the Q2 2010.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
The 1983 historical mineral resource estimate referred to in this press release was prepared before the introduction of National Instrument 43-101. No qualified person has undertaken sufficient work to classify this historical resource estimate as current mineral resources or mineral reserves. Accordingly, Quest is not treating the historical resource estimate as current mineral resources or mineral reserves, as defined in National Instrument 43-101, and the historical resource estimate referred to in this press release should not be relied upon.
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Company is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin, President and CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416)916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This press release may contain “forward-looking statements”. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward looking statements”.

Figure 1 — Strange Lake Project Location Map, George River area, Québec

Figure 2 — B-Zone REE Discovery Compilation and Proposed Drillhole Location Map, Strange Lake Project, Québec

428000
429000
430000
6243000
6242000
3.23% ZrO2, 1.80% Y2O3, 0.91% Nb2O5, 10.27% TREO
5.67% ZrO2, 0.66% Y2O3, 0.37% Nb2O5, 1.67% TREO
1.18% ZrO2, 0.87% Y2O3, 2.20% Nb2O5, 8.09% TREO
2.09% ZrO2, 2.23% Y2O3, 3.95% Nb2O5, 14.43% TREO
B Zone REE Discovery Area
200 0 200 400
Meters
UTM NAD 83 ZONE 20
S.N.R.C. 24A, 14D
Water
Granite exotic poor
Granite exotic rich
Granite exotic rich aplite pegmatite
Granite inclusion bearing
Gneisses
Thorium High
Thorium Moderate
Breccia
Adamellite
Inuit Land
Strange Lake Exempt Mineral Land
Old Iron Ore C. Boreholes
Quest Uranium, 2009 DDH Final
Boulder
Outcrop
Trench sub-crop
Quest Uranium Corporation
Strange Lake Project
B Zone and Main Zone

Figure 3 — B-Zone Drillhole Location Map with Surface Footprint of Mineralization, Strange Lake Project, Québec

427200
427400
427600
427800
428000
428200
428400
428600
428800
6243200
6243000
6242800
6242600
6242400
Open
Open
BZ09015
BZ09001
BZ09017
BZ09002
BZ09019
BZ09018
BZ09003
BZ09010
BZ09004
BZ09006
BZ09016
BZ09005
BZ09012
BZ09007
BZ09008
BZ09011
BZ09009
BZ09014
BZ09013
0 100 200
Meters
UTM NAD 83 ZONE 20
S.N.R.C. 24A, 14D
Water
Breccia
Adamellite
Inclusion Bearing Granite
Gneisses
Surface Footprint of the B Zone
Old Iron Ore C. Boreholes
Quest Uranium, 2009 Boreholes
Quest Uranium Corporation
Strange Lake Project
B Zone

Figure 4 — B-Zone Oblique Composite Geological Cross Section, Strange Lake Project, Québec

Quest Uranium Corporation
Strange Lake Project
B Zone
NE Looking Oblique Section
alkali granite
pegmatite
overburden
Lac Brisson
fault/breccia
UTM NAD 83 Zone 20
N
BZ09001
BZ09002
BZ09003
BZ09004
BZ09005
BZ09006
BZ09010
BZ09011
BZ09012
BZ09013
BZ09015
BZ09016
BZ09017
BZ09018
Projected BZ09019
Bulk Sample 3
550 m
450 m
350 m
250 m
427460 E 6243005 N
427650 E 6243100 N
427820 E 6243195 N
427990 E 6243290 N
428160 E 6243385 N
427835 E 6242395 N
428005 E 6242490 N
428175 E 6242585 N
428345 E 6242680 N
428515 E 6242775 N
200 m Section Spacing

Drill Hole #	Easting (m)	Northing (m)	Depth (m)	Azimuth	Dip
BZ09001	428016	6243135	101.0	0.0	-90.0
BZ09002	428123	6243049	75.0	0.0	-90.0
BZ09003	427947	6242952	75.5	0.0	-90.0
BZ09004	428004	6242842	101.0	0.0	-90.0
BZ09005	428031	6242779	125.0	0.0	-90.0
BZ09006	428215	6242879	112.5	0.0	-90.0
BZ09007	428323	6242705	152.0	0.0	-90.0
BZ09008	427874	6242674	93.5	0.0	-90.0
BZ09009	427864	6242576	136.0	0.0	-90.0
BZ09010	427772	6242852	101.0	0.0	-90.0
BZ09011	427761	6242638	112.7	0.0	-90.0
BZ09012	427600	6242747	102.5	0.0	-90.0
BZ09013	427606	6242390	144.5	0.0	-90.0
BZ09015	427851	6243130	111.0	0.0	-90.0
BZ09016	427933	6242764	104.0	0.0	-90.0
BZ09017	428311	6243110	110.0	0.0	-90.0
BZ09018	428400	6242981	120.0	0.0	-90.0
BZ09019	428211	6243068	112.5	0.0	-90.0
Bulk Sample-3	428015	6243137	119.0	0.0	-90.0

*BZ09014 is off section to SW and is omitted from figure